17009001

SION

SEC Mail Processing Section

MAR 01 2017

Washington DC 416

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35606

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Match-Point Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

805 Third Avenue 15th Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Miller 917-620-6006
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BK Accountants CPA's
(Name – *if individual, state last, first, middle name*)

45-22 43rd Avenue (Address) Sunnyside (City) NY (State) 11104 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Mangieri, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Match-Point Securities, as of February 24th, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LA STARKS
Notary Public, State of New York
No. 01ST6284374
in New York County
Expires May 03, 2017

2/28/17

Notary Public

Signature

Partner

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OATH OR AFFIRMATION

I, Michael Mangieri, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Match-Point Securities, as of February 24th, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PAMELA STARKS
Notary Public, State of New York
No. 01ST6290574
Qualified in New York County
Commission Expires May 06, 2017

2/28/17

Notary Public

Signature

Partner

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BK Accountants CPAs, PLLC

45-22 43rd Avenue
Sunnyside, NY 11104
www.bkpartnerscpas.com
(718) 392 0240

To the Members
Match-Point Securities, LLC
New York, NY

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statement of financial condition of Match-Point Securities LLC (the Company) as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

We conducted our audit in accordance with the Standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on test basis evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Match-Point Securities as of December 31, 2016 in conformity with accounting principles generally accepted in the United States.

BK Accountants CPAs, PLLC

BK Accountants CPA's PLLC

February 24, 2017

MATCH-POINT SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION AT DECEMBER 31, 2016

Assets		
Cash	$	79,677
Due from Clearing Broker		124,707
Securities Owned		157,590
Other Assets		6,952
Total Assets	$	368,926
Liabilities		
Accounts Payable and Accrued Expenses	$	18,411
Due to Clearing Broker		161,368
Total Liabilities	$	179,779
Members' Equity	$	189,147
Total Liabilities and Members' Equity	$	368,926

The accompanying notes are an integral part of these financial statements.

Match-Point Securities, LLC

Notes to Financial Statements

December 31, 2016

1. Organization and Business

Match-Point Securities, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ('FINRA"), the Bats EDGX Exchange, the Municipal Securities Rulemaking Board ("MSRB"), and the Securities Investor Protection Corporation ("SIPC"). The Company is registered with three state jurisdictions.

The Company's principal business activities are executing equity and municipal securities on behalf of customers as an introducing broker. The Company has entered into a clearing agreement with another broker/dealer (the "Clearing Broker") which provides for all securities transactions to be cleared on a fully disclosed basis.

The Company was organized as a limited liability company under the laws of the State of New York on September 29, 2014. The Company purchased the license of an existing broker/dealer, and was approved by FINRA to conduct business on May 26, 2015.

2. Summary of Significant Accounting Policies

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents - For purposes of the Statement of Cash Flows, the Company considers all debt securities purchased with a maturity of three months or less, as well as money market funds, to be cash equivalents.

Securities Owned - Securities transactions and the related revenue and expenses are recorded on the trade date basis. Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by management.

Revenue Recognition – Commissions, including riskless principal transactions, and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Fair Value

Fair Value Hierarchy:

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

- Level 2. Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.

- Level 3. Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Fair Value Measurements:

On December 31, 2016, the Company had investments in five municipal bond series with a combined face value of $130,000 and a market value of $157,590. These securities are valued using quoted market prices and categorized in Level 2 of the fair value hierarchy.

<u>Income Taxes</u> - The Company is a limited liability company taxed as a partnership, as such, is not subject to federal or state income taxes as all taxable income and losses and relevant deductions flow through to the partners. The Company is, however, subject to the New York City Unincorporated Business Tax ("UBT") on non-exempt income

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. With few exceptions, the measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company's practice is to recognize interest and/or penalties related to income tax matters in income tax expense. The Company had no accrual for interest or penalties on the Company's balance sheets at December 31, 2016, and has not recognized interest and/or penalties in the statement of operations for the year ended December 31, 2016.

For the year ended December 31, 2016, management has determined that there are no material uncertain tax positions.

The Company's federal and state income tax returns for 2014 through 2016 are open to review by the Internal Revenue Service and New York State Department of Taxation and Finance

3. Due from and due to Clearing Broker

The clearing and depository operations for customers and its proprietary securities transactions are provided by the Clearing Broker pursuant to a clearing agreement. At December 31, 2016, the amount due from the Clearing Broker represents a cash deposit of $100,000 maintained at the Clearing Broker and commission revenues earned as an introducing broker for the transactions of its customers, net of clearing expenses. The amount due to the clearing broker represents the amount owed the clearing broker for financing the cost of its securities owned at December 31, 2016. The amount due to the clearing broker is collateralized by the securities owned.

4. Concentrations

The Company maintains cash balances at financial institutions subject to Federal Deposit Insurance Corporation ("FDIC") regulations. At times, amounts exceed the FDIC insurance limit of $250,000. As of December 31, 2016, the Company's cash balances on deposit did not exceed FDIC insured limits.

The Company's clearing broker accounted for 100% of the Company's receivables at December 31, 2016. The Company does not expect to incur any losses regarding this concentration.

5. Related Party Transactions

The Company is under common control with another broker/dealer. The Company has an expense-sharing agreement, which commenced in June 2016, with the other broker-dealer for which it pays the other broker dealer $350 per month for administrative expenses. For the year ended December 31, 2016, expenses incurred by the Company under this arrangement totaled $2450 and included in Other expense on the Statement of Operations.

6. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-l) which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital, as defined, of $172,977, which was $72,977 in excess of its required minimum net capital of $100,000 and the Company's ratio of aggregate indebtedness to net capital was 1.04 to 1.

7. Off-Balance Sheet Risk

Pursuant to a clearing agreement, the Company introduces all of its securities transactions to a Clearing Broker on a fully-disclosed basis. All of the customers' and proprietary money balances and long and short security positions are carried on the books of the Clearing Broker. In accordance with the clearance agreements, the Company has agreed to indemnify the Clearing Broker for losses, if any, which the Clearing Broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the Clearing Broker monitor collateral on the customers' accounts.

In the normal course of business, the Company's trading activities involve the execution, settlement, and financing of various customer and proprietary securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or contra-broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

In addition, the Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, all or part of the Company's receivable from that clearing broker would be subject to failure

The Company's financial instruments, including cash and cash equivalents, receivables, prepaid expenses and other assets, accounts payable and accrued expenses, trading payouts and salaries payable and payable to clearing broker and other broker/dealers are carried at amounts that approximate fair value due to the short –term nature of the instruments.

8. Subsequent Events

The Company has evaluated all subsequent events through February 28, 2017 the date which the financial statements were issued.